Exhibit 10.1

May 10, 2024

VIA Email to tensieaxton@gmail.com

Dear Tensie,

It is my sincere pleasure, on behalf of the Board of Directors, to invite you to become a Director of XTI Aerospace Inc. (“XTIA” or “Company”) effective upon your acceptance of this offer letter. As a member of the Board, we believe your experience and judgment will add an important perspective to the Board’s operations.

Term: The XTIA By-laws provide for a staggered board with three classes of directors. You will be elected to the Board for a term expiring at the 2026 annual meeting of stockholders and until your successor is elected and qualified.

Position: All three of our outside directors will serve on the Audit Committee. In addition, we would like you to serve on the Compensation and the Nominating & Governance Committees. We would be honored for you to chair the Nominating & Governance Committee.

Compensation: The XTIA Board approved board compensation, including stock options, at its organizational meeting on May 1, 2024 as specified in Exhibit A. Since board fees will not be subject to ordinary withholdings, you will be responsible for the payment of any taxes that may be due as a result of this income to you.

Indemnification: The Company will indemnify you as a director against liabilities under the form of Indemnification Agreement attached hereto as Exhibit B.

Directors & Officers Liability Insurance. Effective January 1, 2024, the Company carries directors’ and officers’ liability insurance in the amount of Five Million Dollars with Forge Insurance. Of course, you will be named as an insured under that policy or any replacement policy the Company purchases during your tenure as a director.

Reimbursed Expenses. You will be reimbursed for normal out of pocket travel expenses incurred by you in your service as a Director, based upon an invoice submitted by you to the Company in a timely fashion.

Board Services Agreement. We are separately sending you the template version of Inpixon’s form of Board Services Agreement which was last amended in 2014 and needs to be be modernized. Mara will suggest a modernized version of this agreement; we hope that as chair of the Nominating and Governance Committee, you are willing to review her suggested version for recommendation to the Board.

XTI Aerospace has set a bold mission for itself to define the next era of sustainable travel. We welcome the opportunity for you to join us in our mission.

Sincerely,

/s/ Scott Pomeroy
Scott Pomeroy

Agreed and accepted

/s/ Tensie Axton
Tensie Axton

May 13, 2024

Exhibit A.	Board Compensation
Exhibit B.	Indemnification Agreement

Exhibit A

Director	Cash Retainer	Stock Awards	Total Director Compensation	Committee Compensation	Chair Compensation
Tensie Axton	$50,000 payable in quarterly installments in arrears	Stock options equal in value to the cash compensation received in annual retainer and committee fees	$155,000	Compensation: $7,500 Audit: $10,000	Nominating: $10,000

Exhibit B

See Exhibit 10.4 to the Current Report on Form 8-K filed with SEC on March 15, 2024.